GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

May 3, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tara Harkins

Kevin Kuhar

Deanna Virginio

Jeffrey Gabor

Re:          Grove, Inc.

                Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

CIK No. 0001775194

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a Pre-Effective Amendment No. 1 to Registration Statement to Form S-1 (the “Registration Statement”), which amends the Registration Statement previously filed on April 15, 2021.  The Registration Statement  has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on April 29, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Registration Statement on Form S-1 Filed April 15, 2021

PROSPECTUS SUMMARY

Recent Transactions, page 6

1. Please file the HAVZ Consolidated acquisition agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the acquisition agreement as Exhibit 2.2.

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BERLIN¬

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL∞

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TOKYO¤

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

¬ OPERATES AS

GREENBERG TRAURIG GERMANY, LLP

* OPERATES AS A

SEPARATE UK REGISTERED LEGAL ENTITY

+ OPERATES AS

GREENBERG TRAURIG, S.C.

* * STRATEGIC ALLIANCE

∞ OPERATES AS

GREENBERG TRAURIG LLP

FOREIGN LEGAL CONSULTANT OFFICE

^ A BRANCH OF

GREENBERG TRAURIG, P.A.,

FLORIDA, USA

¤ OPERATES AS

GT TOKYO HORITSU JIMUSHO

~ OPERATES AS

GREENBERG TRAURIG GRZESIAK SP.K.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

May 3, 2021

Use of Proceeds, page 26

2. We note your response to prior comment 2. With respect to the proceeds you expect to receive from the offering, please revise to identify the principal purposes for which you plan to use the proceeds and the approximate amount intended to be used for each such purpose. For instance, we note that your disclosure on page 25 indicates that you intend to use the net proceeds from this offering to fund, among other purposes, new and ongoing research and development expenses and hiring of additional personnel.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Dilution, page 28

3. We note your response to comment 4 and that you disclose that your net tangible book value is $(1,947,363) and $(.16) per share of common stock as of December 31, 2020. As previously requested, please tell us how you calculated these amounts considering that you have total assets of $10,019,396, which is comprised of $2,208,261 of intangible assets and $2,413,815 of goodwill, and $7,696,625 of total liabilities as of December 31, 2020. Revise as necessary.

Response: In response to the Staff’s comment, the disclosure of net tangible book value as of December 31, 2020 has been revised accordingly.

Consolidated pro-forma unaudited financial statements for the three months and six months 2019, page 34

4. We note your response to prior comment 5. Please revise to remove the consolidated pro forma unaudited financial statements for the three months and six months ended December 31, 2019 presented here and for the year ended June 30, 2019 presented on page 37. Refer to the guidance in Rule 11-02(c)(2)(i) and Rule 8-05 of Regulation S-X.

Response: In response to the Staff’s comment, the consolidated pro forma unaudited financial statements for the three and six months ended December 31, 2019 and for the year ended June 30, 2019 have been removed accordingly.

Consolidated pro-forma unaudited financial statements, page 37

5. We note your response to prior comment 5. Please revise the disclosure to explain how you determined the adjustment for amortization expense associated with the fair value of definite lived intangible assets of approximately $333,068 per year as well as providing supporting calculations in the disclosure for your pro forma basic loss per common share for the year ended June 30, 2020. Refer to Rule 11-02(a) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure has been revised to include detail regarding amortization and the calculation of pro forma basic loss per common share.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

May 3, 2021

Government Regulation, page 55

6. We note your response to prior comment 7. We also note your disclosure that you continue to search for a quality distribution partner familiar with European regulations and distribution processes. To the extent that you plan to expand the distribution of your products into Europe, please expand your disclosure to include a discussion of the regulations that may apply to your products. Refer to Item 101(h)(4)(ix) of Regulation SK. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company does not have immediate plans to expand to Europe and therefore the disclosure has been deleted.

MANAGEMENT

Employment Agreements, page 59

7. Please expand your disclosure to describe the material terms of your employment agreement with Mr. Hackett and file the agreement as an exhibit to the registration statement or tell us why you are not required to do so. See Item 402(o) and Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure has been revised to include a description of the material terms of Mr. Hackett’s employment agreement and the employment agreement has been filed as Exhibit 10.7.

Experts, page 78

8. We note your response to comment 19 in our letter dated March 10, 2021. As outlined in your response to that comment, please amend your filing prior to effectiveness to include a letter from your former auditor as Exhibit 16.1.

Response: In response to the Staff’s comment, the Company has filed a letter from its former auditor as Exhibit 16.1.

Note 15. Segment Information, page F-23

9. Please revise your reportable segments’ measures of profit or loss to reconcile to your consolidated income before income taxes. Please note that this also applies to your disclosures on page F-39. Refer to the guidance in ASC 280-10-50-30(b).

Response: In response to the Staff’s comment, Note 15 has been revised to correct the typographical error.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

May 3, 2021

Note 16. Subsequent Events

Other Subsequent Events, page F-25

10. We note you refer to $1 million of convertible promissory notes issued in February and March 2020. As referenced on page F-40, it appears these notes were issued in February and March 2021. Please revise or advise to clarify.

Response: In response to the Staff’s comment, Note 16 has been revised to correct the typographical error.

Note 14. Segment Information, page F-39

11. We note your response to prior comment 11. As previously noted, your segment disclosures do not agree to your unaudited condensed financial statements included on pages F-27. For instance, we note that your total loss from operations for the three and six months ended December 31, 2020 included here is incorrect. Please revise.

Response: In response to the Staff’s comment, Note 14 has been revised accordingly.

Exhibits

12. Prior to requesting effectiveness, please obtain and amend your filing to include a currently dated consent from your auditors for Infusionz LLC's audit report located on page F-42.

Response: In response to the Staff’s comment, the Company will file updated consents from its auditors prior to effectiveness in a pre-effective amendment.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (916) 868-0630 or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM